Filed Pursuant To Rule 433

Registration No. 333-254134

February 21, 2024

STUART FIELDHOUSE 0:03

On the podcast today, we have Chris Gannatti joining us from ETF manager WisdomTree, he’s the Global Head of Research, and we are going to be talking a little bit about those events and what happens next. So welcome to the podcast, Chris.

CHRIS GANNATTI 0:47

Oh, it's a pleasure to be back. Thank you very much.

STUART FIELDHOUSE 0:51

So everyone probably already knows the SEC, as I thought they would, has approved the applications by a number of different fund managers for bitcoin spot Bitcoin ETFs in the US. Why was it though, in summary, why was it so important to the industry? And why was it driving the price so much? Why did this become such a dominant issue?

CHRIS GANNATTI 1:21

One of the things as soon as you kind of look back over the history and recognize that I think the first time an ETF application for a Bitcoin spot exposure ETF came in, and sort of went in the door of the SEC was 2013, I think it was the Gemini application the Winklevoss twins and so it was, in many respects, the culmination of a decade long journey.

There was a certain degree of general maturation of the asset class and the market structure. Bitcoin and trading Bitcoin was kind of a different experience in 2013 versus 2024. And so seeing that stamp of regulatory approval, however, they indicated they really, you know, don't want to be seen as endorsing Bitcoin by any stretch of the word but at the end of the day, culminating that journey with the SEC, actually allowing 11 different products in January; it's sort of funny 11 products, January 11.

Everything kind of comes together. We're now as we have this conversation about six weeks, or so in and you're kind of now in a position where it was potentially one of the most competitive ever, ETF launches out of the gate multiple providers putting the fee down literally to zero. And at the end of the day, the investor, the person looking for exposure to the asset class, you could say they were a big winner in this regard because they're able to now access for the lowest cost possible an asset class that they might have been following and had an interest in for multiple years and they don't need to go through if they don't want to set up all the various things to manage their own keys. Now, they don't need to, they can just use the ETF structure.

STUART FIELDHOUSE 3:31

And it looks to me, I mean, so I'm not an active trader in crypto, but it did seem like Bitcoin was being bid up in the expectation that this approval was going to happen. And then as soon as it happened, it got sold down again, fairly fairly fundamentally. It seems strange in a way that something like this would occur because other people would have assumed it would have actually kept going up given that there's an expectation of institutional money starting to flow into the space as a consequence of this.

CHRIS GANNATTI 4:06

It's interesting to kind of watch things develop because out of the gate, people are, you know, very familiar with Grayscale. So sort of the first mover, many times in asset management, you have an asset class, you have a first mover and the best thing about being the first mover is you typically end up capturing a lot of money because you're existing in the market before there really are even other options.

So even if you have an imperfect option, people get excited about the asset class, they use your vehicle – and so ultimately you have a 20 billion plus pool of money sitting at a relatively higher fee. And then you had 10 other ETFs come into the market with substantially lower fees, in many cases as zero fee. And so on the one hand, you're seeing a certain amount of money go from the higher fee player into some of the lower fee players. On the other hand, some of the newly launched funds benefit by being just launched at very, very large companies that have models and asset allocation and it's possible they can tweak some things, asset allocation wise, and ultimately some money can be going into the strategies that way.

But the new source of demand that we are excited about at WisdomTree and many others are excited about is the fact that you have these pockets of advisors firms like LPL and Raymond James and Morgan Stanley and Merrill Lynch, and UBS and Wells Fargo all across the United States, tens of thousands of advisors. And these firms, they depend on a centralized approval and in many cases, the centralized approval takes three months, six months, certain thresholds need to be hit. And you haven't really had a lot of those yet. And so we're still in the early innings of ultimately, in our opinions, seeing that true source of new incremental demand. So as yet if money is just sort of transferring around but you're not seeing new incremental demand to hold Bitcoin, in our opinion, it's hard to necessarily take the leap and say we should see the price continuing to go higher and higher before the new incremental demand is really even opened up.

STUART FIELDHOUSE

And talking about listed products, specifically, what's the big difference now because there have been other listed products you've mentioned Grayscale already, which would allow investors access to the bitcoin price. What's exciting about these new products that have been approved versus what investors could access before that?

CHRIS GANNATTI

Well, and part of the discussion regards where the investor is actually sitting. I know if investors are sitting on the European side, they might say, well, yes, the headline of SEC approves anything is interesting, and maybe certain European regulators at certain exchanges that haven't yet allowed these things to trade on their exchange. Maybe they're influenced by seeing that SEC stamp of approval, but by and large, if you're sitting in Europe, the ability to access spot Bitcoin or spot other cryptocurrencies - that's been in place for numerous years. But on the US side, anyone seeking to trade within sort of the US regulatory contract has not necessarily had that option. But they have had the option to and one of the most successful ETF launches ever until spot Bicoin was the futures Bitcoin, which I think was 2021 If I'm not mistaken, so there was so much incremental demand and yet, you look at the futures experience and exposure on an annualized basis, towards the end of 2023, if you just ran the numbers, you're saying, okay, there's a certain headwind to the tune of say 18% from just rolling into that next futures contract and continuing that sort of contango experience that you sometimes see within upward sloping commodity futures curves, which is not great if you're trying for the spot return and you're using the futures product, what that's telling you is you're really going to have a tough time getting anywhere close to that spot return. So the spot exposure, given now it's available in structures that work for European investors as well as US investors, that is opening up the Bitcoin market by and large in a way that hadn't existed previously.

STUART FIELDHOUSE 8:52

And so, in your opinion, do you think this is really a key stepping stone for the mainstream adoption of crypto but especially Bitcoin, but I'm thinking potentially, you know, other coins as well?

CHRIS GANNATTI 9:05

One of the parallels that often gets discussed is the fact that in the early 2000s, you basically went from, because gold has been around for you know, thousands of years. It has just been sort of that perfect thing to fit the role of a store of value and ultimately, money in various ways and shapes and forms. And in 2004, that's when the biggest gold fund essentially was launched and we were looking at the rough estimation of the market capitalization of gold at that point in time and we estimated, say around 1.7 trillion, and today gold's market cap is probably closer to 15 trillion.

It is a lot easier for many types of investors who may not want to set up a vault where the physical bars are being held and delivered and they're trimming a position or adding to a position and you actually have to source new physical bars and – it's not impossible if you really want to do it – but it's not the easiest thing to do versus trading the ETF and so now, we've, you know, set that stake in the ground said if you believe bitcoin is an important asset with risk and return characteristics that are going to help the portfolio vehicles exist so that you can use them right alongside your commodities, right alongside your equities, your fixed income, whatever you might want. And, you know, you look and you say, where are we going to be 10 or 20 years into the future? And are we going to see something similar to gold? It's, in our opinion, it's, it's quite possible.

STUART FIELDHOUSE 10:46

And just to sort of summarize I mean, these new ETFs that have been approved, how do they measure up against other routes into the crypto market that people have been using previously?

CHRIS GANNATTI 10:57

The main thing in our mind is the degree of convenience. Because if you really were a believer in Bitcoin, which was the best performing I mean, I haven't yet over the last 10 years, leading into the end of 2023, found something that outperformed the price appreciation of Bitcoin so that doesn't mean it doesn't exist it's just it's really tough to find.

Bitcoin’s return over the last 10 years was monumental, the Sharpe ratio was incredible. Yes, the standard deviation, the risk was also very high. But the return, in many ways, was was strong enough to cancel that out and so people owe it one of the best forms of marketing for any asset class is strong performance so that has been there and the ability of investors globally to set up the wallet and to hold the coins and to control their own private keys. That's been improving year by year as well. It's probably as good as it's ever been now. And that option certainly exists.

But ultimately, what we see is whether it's certain institutions, or those financial advisor ecosystems, we're gonna have the advisor working at the larger firm. They, for various reasons, did not want to go that particular route. And so in a way you're now allowing people who are a little bit, say, less hardcore and not able to manage their own keys, at least not easily for managing the assets of their clients. Now, there's an option that allows them a way in where all the stuff that they're either unable or unwilling to do is off the table.

STUART FIELDHOUSE 12:51

I know what you mean there. There is a large slice, in fact, probably a majority of the institutional investor market that is still what I would call "Bitcoin allergic" and wouldn't have touched it with a barge pole and then maybe something like this will begin to nudge them towards the market and begin to think a little bit more like it's not just the wild west out there.

CHRIS GANNATTI 13:14

It does make a lot of people think a lot of people gain a certain degree of comfort. When you do get these regulatory announcements of various types. It's not only the US certainly gets a lot of noise and attention, but we're there to be other announcements globally from various well-established Western countries that also would bode well and you kind of think on the side, various types of catalysts and the US sort of regulatory approval of spot Bitcoin ETFs were an important catalyst. You see news out of Argentina, from time to time you see news out of El Salvador from time to time. You see various companies like MicroStrategy news out of there from time to time. And so you're kind of thinking and one of the things I'm always thinking in the back of my mind, as well as, even if I personally am not doing a lot of remittances. Globally, the remittance market is huge. And if you've got a way to transfer value across international borders, that is not going you know, bank to bank so that there's not a huge spread being taken out on the fees and the exchange rate, which which Bitcoin could could be an interesting tool in the toolkit to be able to do that there are things that could incrementally lead to a greater and greater demand for Bitcoin over time.

STUART FIELDHOUSE 14:46

And just mentioning Aetherium and ripple as well. XRP. I know it's really difficult to forecast this, but do you think that the demand is out there? And we might see a scenario where we'll see spot products on those leading currencies as well. So you always hope for

CHRIS GANNATTI 15:07

greater and greater availability and I know in the European markets, there is a long list of digital assets that are already available from many different firms was an intriguing one, but many, many others as well. In the US, currently, there is a futures strategy that is providing the exposure to ether. So it is ticking that box in the appropriate way in the sense that there are futures on ether. There is another ETF that's tracking a futures based exposure to ether. The issue at least when you look at it, it was certainly not as successful AUM wise as the futures based product that focused on Bitcoin. And you don't you don't have that sort of same event, even if you can put the same arguments to the table, the grayscale lawsuit leading to certain decisions and pressures on the SEC to make various decisions. You may not have that exact same chain of reasoning to sort of back you up but by and large the market is waiting with bated breath for May, which seems to be the key date on the calendar to indicate if a ether decision from the SEC will come through. It's hard. It's hard to know exactly what will happen. But it appears we're all looking with bated breath for May 2024. On that question,

STUART FIELDHOUSE 16:43

and in terms of the we've touched on this briefly already, but in terms of the SEC decision. Do you think that that's going to move the ball further down the field in the European market with other other markets, other exchange traded crypto products? Do you think that this is going to help to develop the market in Europe? as well?

CHRIS GANNATTI 17:05

So what we've seen so far from investor conversations, the biggest thing that that sort of crossed the Atlantic, let's say, was the fact that multiple providers, WisdomTree included, went out with a zero fee, meaning there wasn't expense ratio, it was waived to zero. And so the whole world took notice of that.

And now in Europe, you are seeing certain products with lower fees. Overall WisdomTree included in that. So the key thing that has transitioned between the markets is the price competition, first and foremost. The regulatory or sort of the ease of operating within the regulatory construct is it's harder to say with certainty, you're in a position where it feels like you've got the UK regulation, the EU regulation, they're not they're not always exactly the same. They're not always looking at the exact same details, and yet a general European clients so motivated it feels like they already have a lot of options, even if they don't have all the options. They cannot trade literally on any exchange that they want. But there are enough exchanges currently available that it feels like should they want a certain exposure they are able to get it at least at this stage.

STUART FIELDHOUSE 18:37

And just finally, before we finish I wanted to ask you about the Bitcoin halving event which is now we've got this SEC approval, the big news piece that's out of the way. Everyone else seems to be focused on this what are your thoughts on that and how important is it do you think for the market?

CHRIS GANNATTI 18:57

It appears that the halving – if we look at history and with Bitcoin, there's not a lot of history because of course, it just came out in 2009 – But you've got kind of this four year cycle where if you look and you say, okay, you have a halving event, what has happened subsequent to that over say the next two to two and a half years? And the price has gone up. And it makes sense in the sense that you've got a lower and lower amount of new supply coming into the market, you're getting closer and closer to that defined limit of 21 million coins. And you're going along and at the same time, the price has gone up, the return has been remarkable over the past 10 years. And so that has attracted a certain amount of attention and the more attention – the thing about the US ETF approval, one of the things that might be even more important, but very tough to measure – is the fact that we and others are always talking about it.

And if we're always talking about it, that's giving more fuel to people that might be on the fence thinking you know, I heard about this Bitcoin, this is the 12th time I've heard about it, maybe I should – and so it's just always in the headlines, the consciousness, more and more people, whether it's their personal accounts or you know if they’re at an institutional asset manager maybe maybe the Investment Committee is talking about it more, so you're getting more and more sources of discussion, which could lead to more and more sources of adoption.

And this halving thing is nice because the math would indicate that even if demand remains constant, there's less supply, there should be an upward pressure on price. So that's a nice story to be able to tell. It's also not discussion based. A lot of the other digital assets they they're somewhat decentralized but there might be a foundation there might be you know a person, kind of at the center still with Bitcoin. It's sort of, no no, the protocol is written this exact way and however we feel about it and whatever Jerome Powell or anyone else is saying, this thing is happening and it's happening roughly April 2024. And that's it. And we're gonna move forward from there and you see the miners, the miners have been very active in recent weeks, adding capacity. So it's very clear that the mining community is looking a lot at this redeploying capital and seeking to figure out what's the way in which they are sort of best positioned going forward for, I guess, the coming four years?

STUART FIELDHOUSE 21:37

I guess it's also I mean, it's being flagged up in that everyone knows when it's going to happen. Maybe not very, not precisely, but they can see it coming. So it's not like it's a sudden shock like you might get in some other commodity markets.

CHRIS GANNATTI 21:53

That's exactly right. And the funny thing about it is you kind of sit there and wonder, you know, why wouldn't it just be priced in because the market, at least other markets, especially you think of US Treasuries and the Federal Reserve, you know, that that market on a daily basis is trying to read the tea leaves and indicate this piece of data came out. So the Fed may, and then you fill in the blank, whatever it might. It might be. We have these events that occur every four years. We know what you don't know is if Argentina is going to make some big announcement regarding Bitcoin, like that's an example of something – it could happen, it could not happen, you just don't know. But the protocol itself, everything there is, it's completely known. And so you wonder what's priced in how much does Bitcoin trade on interest rate expectations and things like that, similar to other risky tech oriented assets? It's interesting to always think you've got the having but then you've got the whole macro economy occurring alongside that doesn't have zero influence as well.

STUART FIELDHOUSE

Very true. Well, thank you very much indeed for your time today, Chris. That's been really informative and obviously great to have you back on the podcast in the future once we've got further developments in this market.

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